FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Edmundo González Herrera

Financial Representative — New York Office

Banco Nacional de Comercio Exterior, S.N.C.

757 Third Avenue, Suite 2403

New York, New York 10017

Copies to:

Wanda J. Olson

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2005 comprises:

(a)	Pages numbered 1 to 4 consecutively.
(b)	The following exhibits:
Exhibit 1:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to 6.75% Global Notes due 2034.

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

2

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 29th day of January, 2007.

By:	/s/ Gerardo Rodríguez Regordosa Gerardo Rodríguez Regordosa Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit of the United Mexican States

3

EXHIBIT INDEX

Exhibit 1:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to 6.75% Global Notes due 2034

4